Exhibit 99.1

Text of email correspondence dated May 8, 2004 from David Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed.

"Hello Dave,

We hope to nail down the financing shortly. It has been difficult because the amount necessary to complete the tender offer transaction, when added to our current levels of debt, is leveraging the company up substantially. So the proposed level of debt on the company has raised a few eyebrows. That being said we are hopeful of reaching a financing agreement within the next couple of weeks. We intend to move it along as quickly as possible after that.

Regards, David G."

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                   Additional Information and Where to Find It

If GBC Acquisition Corp. undertakes the contemplated transaction, GBC Acquisition Corp. would expect to file a Schedule TO-T and related materials with the SEC. In that event, these materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders will be able to obtain a free copy of the Schedule TO-T and other documents filed by GBC Acquisition Corp. with the SEC on the SEC's website, which is located at www.sec.gov. Copies of the Schedule TO-T, as well as related documents made with the SEC, may also be obtained free of charge from General Bearing Corp. by contacting Investor Relations at (845) 358-6000 Ext. 6208 or Investorrelations@gnrl.com.